Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

July 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Pitko

Re:	Tianyin Pharmaceutical Co., Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 6, 2009
File No. 333-159597

Dear Mr. Pitko:

This letter is provided in response to your letter dated July 9, 2009, regarding the above-referenced Registration Statement for our client, Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Tianyin Pharmaceutical Co., Inc. and not our law firm.

1.
We note that your revised selling stockholders table indicates that TriPoint Catpial Advisors beneficially owns 355,000 shares of common stock prior to the offering and may sell a maximum of 150,000 shares.  Based upon this information, it appears that TriPoint Capital will retain beneficial ownership of at least 205,000 shares following the offering.  However, your selling stockholders table currently indicates that TriPoint Capital will beneficially own zero shares following the offering.  Please revise your selling stockholders table to address this inconsistency.

Response:       Pursuant to your comment we revised the Selling Shareholder table information relating to TriPoint Capital Advisors (“TriPoint Capital”) as follows (new language is written in italics).

SELLING STOCKHOLDERS

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold (2)	Number of Shares Beneficially Owned After Offering (3)	Percentage Ownership After Offering (4)
Tripoint Capital Advisors, LLC(37)	355,000 (38)	150,000 (39)	205,000	0.59%

38) This number includes: (i) the shares of common stock underlying TriPoint’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $1.60 per share which TriPoint received pursuant to the Advisory Agreement we maintain with them - the Options vest in full on October 1, 2009; and, (ii) the 205,000 shares of common stock TriPoint received in a private transaction, but which do not have any registration rights.

39) This number includes the shares of common stock underlying TriPoint’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $1.60 per share which TriPoint received pursuant to the Advisory Agreement we maintain with them - the Options vest in full on October 1, 2009.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO